UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____) *

Big Cat Energy Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

089084107
(CUSIP Number)

Thomas E. Wharton Jr., 121 W. Merino St. PO Box 500 Upton, WY 82730
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 089084107

1.	Names of Reporting Persons.

	Thomas E. Wharton Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	_____
	(b)	__X__

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _______

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	540,000

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	540,000

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	540,0001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

13.	Percent of Class Represented by Amount in Row (11):	1.2%

14.	Type of Reporting Person (See Instructions): IN	_______________________

1  Includes 100,000 shares subject to presently exercisable warrants and 200,000 options that become exercisable on January 4, 2011.

Item 1.                 Security and Issuer

Security:	Common Stock, $.0001 par value, 240,000 shares Warrants to acquire Common Stock, 100,000
Options to acquire Common Stock, 200,000

Issuer:	Big Cat Energy Corp
Address:	121 W. Merino St. PO Box 500
Upton, WY 82730

Item 2. Identity and Background

(a)      Name of Person Filing:  Thomas E. Wharton Jr.

(b)      Address:       121 W. Merino St. PO Box 500
        Upton, WY 82730

(c) The Reporting Person is a Director of Big Cat Energy Corp, 121 W. Merino St. PO Box 500, Upton, WY 82730 and his principal occupation is work as a business consultant through his company Wharton Consulting.

(d)      NONE.

(e)      NONE.

(f)      USA.

Item 3.                      Source and Amount of Funds or Other Consideration.

Warrants to purchase 100,000 shares were acquired by the Reporting Person in connection with a consulting agreement entered into with the Company on August 16, 2009.   The warrants are exercisable at $0.14 per share and expire on August 16, 2014.    Options to purchase 200,000 shares were acquired by the Reporting Person effective January 4, 2010 in connection with his appointment as a member of the Board of Directors of the Company. The exercise price of the options is $0.15 per share and the options become exercisable on January 4, 2011 and expire on January 4, 2015.   The Reporting Person accepted 240,000 shares of restricted common stock of the Company in March 2010 valued at $.05 per share in lieu of cash payment for the period February 16, 2010 to March 15, 2010 under his consulting contract with the Company.

Item 4.                      Purpose of Transaction.

The purpose of this transaction is for personal investment.

Item 5.                      Interest in Securities of the Issuer.

1. (a)	Amount Beneficially Owned:		540,000 shares
	Percent of Class:		1.2%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	540,000 shares
	(ii)	Shared power to vote or direct the vote:	0 shares
	(iii)	Sole power to dispose or direct the disposition of:	540,000 shares
	(iv)	Shared power to dispose or direct the disposition of:	0 shares

    Shares shown as beneficially owned above include shares underlying presently exercisable warrants to purchase 100,000 shares and options to purchase 200,000 shares which become exercisable within 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the stepbrother to a principle shareholder of the Company, Michael Fredrick Schaefer, who holds beneficially approximately 36.7% of the stock of the Company, (including 5,000,000 presently exercisable warrants held by Mr. Schaefer). Michael Schafer’s son Coalton Schaefer may own additional securities of the issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2010	By:	THOMAS E. WHARTON JR.
Thomas E. Wharton Jr.